UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2024

☐Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I ─ REGISTRANT INFORMATION

Full Name of Registrant:	Luminar Technologies, Inc.
Former Name if Applicable:

Address of Principal Executive Office (Street and Number): City, State and ZIP Code:	2603 Discovery Drive, Suite 100 Orlando, Florida 32826

PART II ─ RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III ─ NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Luminar Technologies, Inc. (the “Company”) is unable to file its quarterly report on Form 10-Q for the quarterly period ended September 30, 2024 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense because the Company requires additional time to complete the quarter-end review due to the complexity of the analysis relating to the previously announced convertible notes exchange transaction consummated in August 2024 and disclosed on the Company’s Form 8-K filed on August 6, 2024. The Company intends to file the Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV ─ OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Thomas Fennimore, Chief Financial Officer	(800)	532-2417
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On November 11, 2024, the Company issued a press release and published a presentation announcing its quarterly business update and preliminary financial results for the third quarter of 2024 (collectively, the “Earnings Materials”) and included a copy of the Earnings Materials as exhibits to the Company’s Current Report on Form 8-K furnished by the Company with the SEC on November 12, 2024. As disclosed in the Earnings Materials, the Company announced revenue of $15.5 million, gross loss of $(14.0) million and net income of $27.4 million for the third quarter of 2024, compared to revenue of $17.0 million, gross loss of $(18.2) million and net loss of $(134.3) million for the third quarter of 2023. The increase in net income for the third quarter of 2024 was primarily due to a one-time gain on extinguishment of debt of $147.3 million relating to the previously announced convertible notes exchange transaction consummated in August 2024. In addition, as previously announced in May 2024 and September 2024, the Company undertook a restructuring and cost reduction plan to reduce operating costs, for which the Company has incurred $9.5 million in total charges associated with employee severance and related costs through September 30, 2024. The foregoing financial results should be considered preliminary, and are subject to change to reflect any necessary adjustments or changes in accounting estimates, that are identified prior to the time that Luminar files its Form 10-Q.

Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, such as statements related to expected results of operations to be reported in the Form 10-Q and the expected timing of the completion of the Company’s financial statements to be included in the Form 10-Q and the filing of the Form 10-Q. Forward-looking statements generally are accompanied by words such as “aims,” “believe,” “may,” “will,” “estimate,” “set,” “continue,” “towards,” “anticipate,” “intend,” “expect,” “should,” “would,” “forward,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are based on expectations and assumptions by the Company’s management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including the Company’s ability to complete the matters necessary to permit the filing of the Form 10-Q; the risk that, upon completion of the Company’s quarter-end review procedures, the financial results for third quarter of 2024 are different from the Company’s previously disclosed preliminary results; and the other factors under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of

Operations” sections of the Company’s most recent reports on Form 10-K and Form 10-Q. All of the forward-looking statements made in this Form 12b-25 are qualified by these cautionary statements. The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on the Company or our business or operations. Such statements are not intended to be a guarantee of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. You should not place undue reliance on these forward-looking statements, which are made only as of the date of this Form 12b-25. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

LUMINAR TECHNOLOGIES, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 12, 2024	By:	/s/ Thomas Fennimore
		Name:	Thomas Fennimore
		Title:	Chief Financial Officer